EX.99-1

OwlTing Group (NASDAQ: OWLS) Reports OwlPay Harbor Payment Volume Grew More Than 5x in Q2 2026, Reaching a Record High in July

Monthly volume on OwlPay Harbor has climbed every month since early 2026, while total payments processed on OwlPay have surpassed US$600 million in cumulative processed payment volume, as of June 30, 2026

OwlTing

NASDAQ: OWLS

OwlPay Harbor Processed Volume

5x

Quarter over Quarter in Q2 2026

Building on US$600M+ total payment volume on OwlPay since launch

Arlington, Virginia, United States, July 23, 2026 – OwlTing Group (NASDAQ: OWLS) (“OwlTing” or the “Company”), the operating brand of OBOOK Holdings Inc., a global fintech company building regulated payment infrastructure, today reported rapid growth on OwlPay Harbor, its digital currency-based platform for cross-border enterprise payments.1 Processed volume on OwlPay Harbor grew more than fivefold quarter over quarter in Q2 2026 and reached a new monthly high in July, with volume in the first three weeks of the month already exceeding June's full-month total.2

1 All money transmission services in the United States are provided by OwlTing USA, Inc. (NMLS ID: 2324336), a wholly owned subsidiary of OBOOK Holdings Inc.

2 Processed volume figures are unaudited and derived from the Company's internal records.

This growth builds on a substantial base. Across its full platform, spanning both fiat and digital currency payments, OwlPay has surpassed US$600 million in cumulative processed payment volume, as of June 30, 2026.3

OwlPay Harbor lets a business in one country pay a supplier in another without slow, costly bank transfers. The payer sends funds in US dollars or digital currencies, and the recipient is paid in their own local currency. OwlPay earns a fee on every payment that moves through the platform, so the business grows directly with payment volume. That volume has risen in every month since the platform began scaling in early 2026, and the number of enterprise clients reached 67 as of June 30, 2026.4

“Dollar-pegged digital currencies are moving from speculation toward infrastructure,” said Darren Wang, Founder and CEO at OwlTing Group. “Businesses are using them to pay suppliers across borders, in the currency the supplier actually uses, in corridors where traditional banking has long been slow and expensive. The hardest part is the last mile, which means getting money into the destination reliably and within the rules, and that is where we have focused.”

The businesses using OwlPay Harbor are concentrated in the Middle East, Africa, and Asia, where access to US dollars can be limited. Asia is a particular area of strength. In one growing corridor, importers in markets such as the U.S. pay manufacturers and wholesalers in China and Hong Kong for physical goods, with suppliers receiving local currency at the Asian end.5

That strength reflects the payment routes OwlPay has built into Asia's major trade destinations. As OwlPay Harbor continues to grow, OwlTing expects Mainland China, India, and Japan to become increasingly important contributors to its volume in the coming quarters.

3 Processed payment volume represents gross payment volume (GPV) processed across the OwlPay platform on a cumulative basis since its launch, including both fiat and digital currency payments. The figure is unaudited and derived from the Company's internal records. The Company does not separately disclose the split between fiat and digital currency volume.

4 Enterprise client counts are unaudited and derived from the Company's internal records, including clients with an executed Master Services Agreement (MSA) and/or fee schedule with the Company.

5 Corridor and geographic activity described is unaudited, derived from the Company's internal records, and reflects completed transactions on OwlPay Harbor as of June 30, 2026.

OwlTing's U.S. coverage spans 42 states, along with a Virtual Asset Service Provider (VASP) registration in Poland and an Electronic Payment Service Operator (Bank API license) in Japan, providing regulated payment infrastructure for moving funds across borders.6 With regulated infrastructure spanning fiat payments and digital currency settlement, OwlPay aims to give enterprises a single platform for moving money into markets that are otherwise difficult to reach.

About OwlTing Group

OwlTing Group (NASDAQ: OWLS) is the operating brand of OBOOK Holdings Inc., a global fintech company building regulated payment infrastructure, founded in Taiwan with subsidiaries across the United States, Japan, Poland, Singapore, Hong Kong, Thailand, and Malaysia. Its OwlPay platform is a fiat-digital currency hybrid payment solution that helps businesses move money across borders in the expanding digital currency economy. In 2025, OwlTing was ranked among the top 2 global players in the "Enterprise & B2B" category of CB Insights' Digital Currency Market Map, and in 2026 it was named No. 226 on the Financial Times and Statista "High-Growth Companies Asia-Pacific 2026" list, with a 42% CAGR. For more information, visit https://www.owlting.com/portal/?lang=en.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of applicable securities laws. These statements relate to future events or the Company’s future financial or operating performance and involve known and unknown risks and uncertainties that may cause actual results to differ materially from those expressed or implied by such statements. Forward-looking statements can often be identified by words such as “may,” “will,” “expect,” “anticipate,” “plan,” “intend,” “believe,” “estimate,” or similar expressions. These forward-looking statements are based on the Company’s current expectations and assumptions and speak only as of the date of this announcement. The Company undertakes no obligation to update any forward-looking statements, except as required by law. Investors are cautioned not to place undue reliance on these statements and are encouraged to review the risk factors described in the Company’s filings with the U.S. Securities and Exchange Commission.

OwlTing Group Media Relations

pr_office@owlting.com

OwlTing Group Investor Relations

ir@owlting.com

6 As of July 23, 2026, OwlTing Group has obtained Money Transmitter Licenses or their equivalent in 41 U.S. states and is applying for licenses in additional states. The Company has now expanded its regulatory footprint in 42 U.S. states, and it also operates under a Virtual Asset Service Provider (VASP) registration in Poland (European Union) and an Electronic Payment Service Operator (Bank API license) in Japan. For a list of global licenses obtained, see https://www.owlting.com/owlpay/licenses?lang=en.